Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

04036599

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

20 August 2004

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 6/2004 sent 9 July and no. 7/2004 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

dlw 8/31

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 6/2004
Humlebæk, 9 July 2004

Issue of financial statement for Q3 rescheduled

The agenda for Coloplast's two-day Board meeting in August 2004 has been rearranged. This means that the financial statement for Q3 2003/04 will be issued on 20 August in the morning and not as previously announced on 19 August.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Director, Corp. Communications & IR Jens Steen Larsen, phone +45 4911 1920

Coloplast

Information to the Copenhagen Stock Exchange no. 7/2004
Humlebæk, 20 August 2004

Financial statement, 3 quarters 2003/04

(1 October 2003 – 30 June 2004)

- **Revenue increased by 11% in local currencies, which is in line with expectations. In actual currency terms, revenue increased by 8% to DKK 4,479m**
- **Efficiency and productivity gains have been accomplished compared with the same period last year**
- **Profit before amortisation of goodwill increased by 15% to DKK 749m**
- **Operating profit came to DKK 727m, an increase of 13%**
- **The profit margin was well over 16%**
- **Ostomy product sales continued to grow strongly, increasing by 15%**
- **For 2003/04 a revenue growth of some 10-11% in local currencies is now anticipated. This is slightly less than previously announced**
- **For the full year, the profit margin is expected to be in the 16-17% range, which is slightly more than previously announced**
- **It has been decided to initiate a share buyback programme for up to DKK 250m.**

Key figures mDKK (unaudited figures)	**Actual 2003/04 9 months**	**Actual 2002/03 9 months**	**Indexed on 2002/03**	**Actual 2002/03 full year**
Revenue	4,479	4,143	108	5,625
Profit before amortisation of goodwill (EBITA)	749	653	115	909
Operating profit (EBIT)	727	644	113	898
Financial expenses, net	-87	-5		-21
Profit before tax	640	639	100	878
Tax on profit for the period	-221	-216	102	-297
Profit for the period	419	423	99	581
Minority interests	-3	-13	23	-20
Coloplast's share of profit for the period	416	410	101	561
Profit margin, EBIT, %	16	16		16
Earnings per share, EPS, DKK	17	17		23
Return on equity, %	27	32		32
Return on average invested capital (ROAIC), %	17	16		17
PE, price/earnings ratio	25	22		23
Equity interest, %	39	34		37
Total assets	5,640	5,588		5,360
Investment in fixed assets	223	244		436
Investment in intangible assets	91	69		226
Adjustment, property, plant and equipment in progress	178	156		142

Appended are income statement, balance sheet, cash flow statement and statement of changes in equity, notes and key figures and ratios.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Accounting policies
As previously announced, Coloplast's financial statements now comply with the International Financial Reporting Standards (IFRS). Comparing with previous policies, the only change is that cash discounts are now deducted from revenue, instead of being recognised under financial items. Cash discounts amounted to DKK 34m net, the same level as last year. Comparison figures for previous years have been adjusted accordingly.

Financial performance
Efficiency and productivity gains have been accomplished compared with the same period last year. In spite of negative exchange-rate developments, these gains have caused an improvement of the ratio of the cost of sales and administration to revenue. Therefore, profit before amortisation of goodwill increased by 15% to DKK 749m. Operating profit for the first 9 months was DKK 727m, reflecting a 13% growth rate. The profit margin, like last year, was 16%.

Stock levels are still relatively higher than justified by the underlying business generation, even if the normal stock-building ahead of the holiday season is allowed for. As earlier announced, stocks have been built to ensure delivery performance during the setting-up of manufacturing operations in Hungary and the implementation of a new ERP system. Increased stock levels are causing the indirect cost of sales to pile up. In step with planned stock reductions in Q4, this cost will be recognised in the income statement.

Financial items, which include net interest expenses and exchange-rate adjustments, showed a negative balance of DKK 87m compared with a negative balance of DKK 5m last year, when considerable exchange-rate gains were achieved on the Group's currency hedging. No such gains have been made this financial year because of relatively stable exchange rates. At the same time, the Group's net interest-bearing debts have increased by DKK 259m, which is causing higher interest expenses.

The corporate tax rate was 35%. The relatively high tax rate reflects the fact that Coloplast's income is primarily generated in countries with high tax rates.

Revenue
The split of revenue on the first nine months of 2003/04 was affected by the German healthcare reform, effective 1 January 2004. The reform caused an uneven spread of revenue among the quarters, the effect of the higher sales in the first quarter being leveled off in the following quarters. After three quarters, overall growth for the Group was 11% in local currencies, in line with expectations. Group revenue was DKK 4,479m against DKK 4,143m last year. This corresponds to an increase of 8% in Danish kroner, the value of Coloplast's invoicing currencies having decreased by 2.5% compared with the same period of 2002/03.

In Europe as well as in the Americas sales increased by 10% in local currencies. In the USA, ostomy, continence care and skin health sales achieved two-digit growth rates, although from a relatively low level. Sales of ostomy products, in particular, promised well during the first three quarters, while growth for the home care business was moderate, as a consequence ia of changes in the reimbursement rules and a slightly lower price level. The development of the breast care business is still affected by difficult market condition in the USA. Finally, growth in the rest of the world amounted to 18% in local currencies, driven by favourable sales trends with Coloplast's distributors and in Asia.

Segment information
Sales to the chronic care segment, which includes ostomy, continence care and the home care activities, increased by 10% to DKK 3,395m, while sales from the SBU segment, comprising the strategic business units Wound Care, Skin Health and Breast Care, increased by 12% to DKK 1,099m.

Chronic Care
Ostomy
Sales of ostomy products increased by 15% in local currencies. Coloplast is continuing to win market share, as the world market for ostomy products is estimated to be growing at a rate of 4-8%. There was progress in all markets, with the USA seeing strong growth.

Coloplast

Coloplast Group

INCOME STATEMENT (unaudited)

1 October 2003 - 30 June 2004

NOTE		Group mDKK 2003/04 9 months	Group mDKK 2002/03 9 months	Index	Group mDKK 2003/04 Q3	Group mDKK 2002/03 Q3
1	Revenue	4,479	4,143	108	1,548	1,449
	Cost of sales	-1,696	-1,565		-575	-525
	Gross profit	**2,783**	**2,578**	**108**	**973**	**924**
	Distribution costs	-1,340	-1,241		-469	-425
	Administrative expenses	-541	-570		-189	-216
	Research and development costs	-150	-126		-44	-47
	Other operating income	17	41		6	11
	Other operating expenses	-20	-29		-5	-13
	Operating profit before amortisation of goodwill	**749**	**653**	**115**	**272**	**234**
	Amortisation of goodwill	-22	-9		-7	-3
1	**Operating profit**	**727**	**644**	**113**	**265**	**231**
	Income from investments in associates after tax	0	0		0	0
	Financial income	209	203		67	69
	Financial expenses	-296	-208		-106	-69
	Profit before tax	**640**	**639**	**100**	**226**	**231**
	Tax on profit for the period	-221	-216		-72	-78
	Net profit for the period	**419**	**423**	**99**	**154**	**153**
	Minority interests	-3	-13		-1	-4
	Coloplast´s share of profit for the period	**416**	**410**	**101**	**153**	**149**
	Earnings per Share (EPS)	17	17		8	6

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)
At 30 June 2004

	Group	
	mDKK At 30-06-04	m DKK At 30-09-03
Assets		
Goodwill	269	236
Acquired patents and trademarks	6	8
Software	79	68
Prepayment for intangible assets and intangible assets in progress	27	20
Intangible assets	**381**	**332**
Land and buildings	1,028	1,017
Plant and machinery	323	319
Other fixtures and fittings, tools and equipment	218	223
Property, plant and equipment in progress and prepayments for property, plant and equipment	473	292
Property, plant and equipment	**2,042**	**1,851**
Investments in associates	2	2
Deferred tax asset	140	129
Investments	**142**	**131**
Fixed assets	**2,565**	**2,314**
Inventories	**1,046**	**883**
Trade receivables	1,219	1,131
Receivables from associates	7	7
Other receivables	132	157
Prepayments	42	38
Receivables	**1,400**	**1,333**
Marketable securities	**35**	**207**
Cash and bank balances	**594**	**623**
Current assets	**3,075**	**3,046**
Assets	**5,640**	**5,360**

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)

At 30 June 2004

NOTE		Group mDKK At 30-06-04	Group mDKK At 30-09-03
	Liabilities		
	Contributed capital	240	240
	Fair value reserve	-41	-30
	Proposed dividend for the year	0	117
	Retained earnings	2,022	1,669
	Equity	**2,221**	**1,996**
2	**Minority interests**	**3**	**14**
	Provision for pensions and similar liabilities	86	83
	Provision for deferred tax	5	5
	Other provisions	35	19
	Provisions	**126**	**107**
	Mortgage debt	531	533
	Other credit institutions	1,503	1,511
	Long-term liabilities	**2,034**	**2,044**
	Mortgage debt	5	6
	Other credit institutions	320	251
	Trade payables	267	349
	Income taxes	57	102
	Other payables	593	438
	Deferred income	14	53
	Short-term liabilities	**1,256**	**1,199**
	Short-term and long-term liabilities	**3,290**	**3,243**
	Liabilities	**5,640**	**5,360**

3 Contingent items

Coloplast Group

CASH FLOW STATEMENT (unaudited)

1 October 2003 - 30 June 2004

NOTE		Group mDKK 2003/04 9 months	Group mDKK 2002/03 9 months
	Operating profit	727	644
A	Adjustment for non-cash operating items	261	217
B	Changes in working capital	-227	-78
	Ingoing interest payments, etc.	199	203
	Outgoing interest payments, etc.	-296	-168
	Company tax paid	-260	-304
	Cash flow from operations	**404**	**514**
	Investments in intangible assets	-91	-69
	Investments in land and buildings	-66	-117
	Investments in plant and machinery	-157	-127
	Adjustments of tangible assets under construction	-178	-156
	Fixed assets sold	7	0
	Acquisition of business	0	-7
	Dividend from associates	0	0
	Cash flow from investments	**-485**	**-476**
	Free cash flow	**-81**	**38**
	Dividend to shareholders	-117	-102
	Dividend to minority interests	-13	-8
	Investments in own shares	-46	-15
	Financing through long-term loans	-10	734
	Cash flow from financing	-186	609
	Net cash flow for the period	**-267**	**647**
	Liquidity at 1 October 2003	573	142
	Adjustment, exchange rate	-3	0
	Change in liquidity for the period	-267	647
	Liquidity at 30 June 2004	**303**	**789**
	Liquidity includes:		
	Marketable securities	35	209
	Cash	2	1
	Bank balances	592	1,099
	Utilised credit facilities, short term	-326	-520
		303	**789**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

	2003/04	2002/03
A Adjustment for non-cash operating items		
Depreciation	245	216
Change in provisions	16	1
	261	**217**
B Changes in working capital		
Inventories	-170	-202
Trade receivables	-85	-36
Other receivables	12	296
Trade and other payables	16	-136
	-227	**-78**

Coloplast

STATEMENT OF CHANGES IN EQUITY

mDKK	Contributed capital A shares	Contributed capital B shares	Reserve for fair value	Proposed dividend	Retained earnings	Equity total
1.10.2002 - 30.06.2003						
Balance at 1.10.2002 (cf. Annual report 2002/03)	18	222	2	102	1,218	1,562
Hedging against interest risks			-3			-3
Effect of hedging on deferred tax			1			1
Hedging against exchange-rate risks						0
Effect of hedging on deferred tax						0
Net gain/loss not recognised in income statement	0	0	-2	0	0	-2
Dividend paid out for 2001/02				-102		-102
Profit for the period					410	410
Tax value of loss on employee shares					33	33
Own shares purchased					-16	-16
Own shares sold					1	1
Foreign currency translation adjustment relating to subsidiaries					-25	-25
Balance at 30.06.2003	18	222	0	0	1,621	1,861
1.10.2003 - 30.06.2004						
Balance at 1.10.2003	18	222	-30	117	1,669	1,996
Hedging against interest risks			-20			-20
Effect of hedging on deferred tax			6			6
Hedging against exchange-rate risks			5			5
Effect of hedging on deferred tax			-2			-2
Net gain/loss not recognised in income statement	0	0	-11	0	0	-11
Dividend paid out for 2002/03				-117		-117
Profit for the period					416	416
Tax value of loss on employee shares					12	12
Own shares purchased					-61	-61
Own shares sold					15	15
Changes in opening values and other adjustments relating to subsidiaries					-29	-29
Balance at 30.06.2004	**18**	**222**	**-41**	**0**	**2,022**	**2,221**

Coloplast

NOTES

1. Segment information

Primary segment - business activities

mDKK	Chronic Care	SBU Segment	Elimi-nation	Total
Revenue, outside segment 1 October 2003 - 30 June 2004	3,395	1,099	-15	4,479
Operating profit for segment, 1 October 2003 - 30 June 2004	678	56	-7	727

2. Minority interests

	mDKK 2003/04 9 months	2002/03 full year
Minority interests, opening balance	14	7
Acquisitions	-1	6
Share of net profit from subsidiaries	3	20
Dividend paid	-13	-11
Transferred negative minority interests		-8
Minority interests, closing balance	3	14

3. Contingent items

Contingent liabilities
At 30 June 2004 the parent had guaranteed loans raised by Group enterprises and associates and rent payables totalling mDKK 434.

Minor lawsuits are pending against the Group.
These are not expected to influence the company's future earnings.

Coloplast Group

KEY FIGURES AND RATIOS (unaudited)

1 October 2003 - 30 June 2004

	Group		Group
	2003/04 9 months	2002/03 9 months	2002/03 Full year
Income statement			
Revenue	4,479	4,143	5,625
Research & development costs	150	126	168
Operating profit before amortisation and depreciation (EBITDA)	972	860	1,195
Operating profit before amortisation of goodwill (EBITA)	749	653	909
Operating profit (EBIT)	727	644	898
Net financial income and expenses	-87	-5	-21
Profit before tax	640	639	878
Coloplast's share of profit for the year	416	410	561
Revenue growth			
Annual growth in revenue, %	8	0	0
Increase consists of:			
Organic growth, %	11	10	11
Currency effect, %	-3	-4	-5
Acquired business, %	0	0	0
Divested business, %	0	-6	-6
Balance sheet			
Total assets	5,640	5,588	5,360
Invested capital	5,966	5,410	5,493
Net interest-bearing debt	1,732	1,527	1,473
Equity	2,221	1,876	1,996
Cash flow and investments			
Cash flow from operations	404	514	911
Cash flow from investments	-485	-476	-783
Acquisition of tangible assets, gross	401	400	578
Cash flow from financing	-186	609	307
Free cash flow	-81	38	128
Key figures			
Profit margin, EBIT, %	16	16	16
Return on average invested capital (ROAIC), %	17	16	17
Return on equity, %	27	32	32
Ratio of net debt to EBITDA	134	133	123
Interest cover	12	18	17
Equity interest, %	39	34	37
Rate of debt to enterprise value, %	11	11	10
Book value per share, DKK	93	78	83
Share data			
Share price	576	500	531
Share price/Book value per share	6	6	6
PE, price/earnings ratio	25	22	23
Dividend per share, DKK	-	-	5,00
Pay-out ratio, %	-	-	21
Earnings per share, EPS	17	17	23
Free cash flow per share	-3	2	5